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                           June 16, 2021

       Robert F. Probst
       Executive Vice President and Chief Financial Officer
       Ventas, Inc.
       353 N. Clark Street, Suite 3300
       Chicago, IL 60654

                                                        Re: Ventas, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 23,
2021
                                                            File No. 001-10989

       Dear Mr. Probst:

               We have reviewed your June 8, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 27, 2021 letter.

       Form 8-K filed May 7, 2021

       Exhibits

   1.                                                   We note your response
to comment 2. Please address the following:
                                                            We note you label
the measure as Normalized FAD. In light of the use of the term normalized, please
tell us how you determined it was appropriate to adjust to
                                                           include the cash
impact of lease terminations and modifications. Within your
                                                           response, please
address if you determined such adjustments are representative of your ongoing
operating performance and/or normal cash inflows. In addition, please tell us if these
adjustments result in a measure that reflects your operating performance and your
ability to make distributions that is presented on a consistent basis for all
periods presented.
                                                            Please tell us how
you considered Question 100.03 from the Compliance
 Robert F. Probst
Ventas, Inc.
June 16, 2021
Page 2
              & Disclosure Interpretations for Non-GAAP Financial Measures in your presentation of Normalized FAD. Within your response, please address that it appears that
              Normalized FAD includes non-recurring gains (i.e. cash impact for lease terminations and modifications) but does not appear to include non-recurring charges.

      You may contact William Demarest, Staff Accountant at 202-551-3432 or Jennifer
Monick, Assistant Chief Accountant at 202-551-3295 if you have any questions.



FirstName LastNameRobert F. Probst                           Sincerely,
Comapany NameVentas, Inc.
                                                             Division of
Corporation Finance
June 16, 2021 Page 2                                         Office of Real
Estate & Construction
FirstName LastName